October 29, 2014

United States Securities and Exchange Commission
Attn: Mr. John Reynolds, Assistant Director
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549-7010

VIA EDGAR

Dear Sirs:

Re:	Gentor Resources Inc. Form 20-F for Fiscal Year Ended December 31, 2013 Filed May 1, 2014 Comment Letter Dated October 15, 2014 File No. 333-130386

Gentor Resources Inc. (the “Company”) confirms receipt of the comment letter by the staff of the United States Securities and Exchange Commission, dated October 15, 2014 (the “Comment Letter”), in respect of the above noted filing.  In accordance with the second paragraph of the Comment Letter, the Company respectively requests a ten business day extension in order to respond to the Comment Letter and the Company currently anticipates responding to the Comment Letter on or before November 12, 2014.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (416) 366-2221.

Yours truly,

Gentor Resources Inc.

/s/ Geoffrey Farr
Geoffrey Farr
Corporate Secretary